UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

 AVX Corporation

(Name of Subject Company)

AVX Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

002444107

(CUSIP Number of Class of Securities)

Michael Hufnagel

Senior Vice President, Chief Financial Officer and Treasurer

AVX Corporation

1 AVX Boulevard

Fountain Inn, South Carolina 29644

(864) 967-2150

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

David A. Katz Jenna E. Levine Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Telephone: (212) 403-1000	Dennis O. Garris Rebecca R. Valentino Alston & Bird LLP 950 F Street NW Washington, DC 20004-1404 Telephone: (202) 239-3300

  ☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Item 8.01 and Item 9.01 of the Current Report on Form 8-K filed by AVX Corporation (the “Company” or “AVX”) on February 21, 2020 (including all exhibits thereto) is incorporated herein by reference.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of AVX’s common stock described above has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of AVX’s common stock, nor is it a substitute for the tender offer materials that Kyocera and Merger Sub will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Kyocera and Merger Sub, and, following such filing, a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by AVX, and a Schedule 13E-3 transaction statement will be filed by AVX and certain other persons, including Kyocera. The offer to purchase shares of AVX’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER AND THE SCHEDULE 13E-3 TRANSACTION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF AVX’S COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

Investors and security holders may obtain a free copy of these materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the exchange agent for the tender offer that will be named in the tender offer statement. Copies of AVX’s filings with the SEC may be obtained free of charge at the “Investors” section of AVX’s website at http://www.avx.com or by directing a request to: AVX Corporation, 1 AVX Boulevard, Fountain Inn, South Carolina 29644.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, including statements relating to the proposed acquisition by Kyocera of all the outstanding shares of common stock of AVX not owned by Kyocera and other matters, that are not historical facts. Statements in this communication that relate to future results and events are forward-looking statements based on AVX’s current plans and expectations and are subject to a number of risks and uncertainties that could cause such plans and expectations, including actual results, to differ materially from those described in these forward-looking statements. You should not place undue reliance on these statements. All statements other than statements of historical fact, including statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “will,” and similar expressions, are statements that could be deemed forward-looking statements. Risks, uncertainties and other factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (b) the failure of the proposed tender offer or merger to close for any other reason; (d) risks related to disruption of management’s attention from AVX’s ongoing business operations due to these transactions; (e) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against AVX and others relating to the merger agreement; (f) the risk that the pendency of the proposed tender offer and merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the pendency of the proposed tender offer and merger; (g) the effect of the announcement of the proposed tender offer and merger on AVX’s relationships with its customers, operating results and business generally; and (h) the amount of the costs, fees, expenses and charges related to the proposed transactions under the merger agreement. You should consider these factors carefully in evaluating the forward-looking statements. Many of these risks and uncertainties are beyond AVX’s control. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to other factors noted with such forward-looking statements, are discussed in AVX’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019, which was filed with the SEC on May 17, 2019, under the heading “Item 1A. Risk Factors,” and in any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed by AVX with the SEC. Inclusion of any information or statement in this communication does not necessarily imply that such information or statement is material. AVX disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication or otherwise, except as expressly required by law, and such information included in this communication is based on information currently available and may not be reliable after this date.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVX CORPORATION

By: /s/ Michael Hufnagel
Name: Michael Hufnagel Title: Senior Vice President, Chief Financial Officer, and Treasurer Date: February 21, 2020